

May 9, 2011

Via E-mail
Oleg Gabidulin, CEO
Liberty Vision, Inc.
2530 Meridian Parkway, Suite 200
Durham, NC 27713

      Re: **Liberty Vision, Inc.**
                Registration Statement on Form S-1
                Filed April 12, 2011
                File No. 333-173456

Dear Mr. Gabidulin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1.   Please confirm that the company will not use the prospectus before the effective date of the registration statement or, in the alternative, please revise to include an appropriate "subject to completion" legend on the cover page of the prospectus. Refer to Item 501(b)(10) of Regulation S-K.

Prospectus Summary, page 5

Our Company, page 5

2.   You indicate in this section that your services can currently be purchased independently or as bundled offerings targeted to meet the specific needs of your customers. Please explain what is meant by "bundled offerings." In this respect, we note the statement in your Business discussion on page 24 that to date, you have focused on providing one-off

services and that you <u>plan</u> to expand your service offerings to include subscription-based service packages.

<u>Selected Financial Data, page 7</u>

3.   Please expand this section to include financial data for each of the fiscal years ended February 28, 2011 and February 28, 2010.

<u>Risk Factors, page 8</u>

4.   Please include a risk factor relating to the fact that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value.

<u>"The requirements of being a public company may strain our resources…," page 8</u>

5.   We note your statement in this risk factor that as a result of this offering you will become subject to the reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please include a separate risk factor to highlight that your common stock is not registered under the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act. Please make similar revisions to the disclosure under "Reports to Security Holders" on page 34.

<u>Plan of Distribution; Terms of the Offering, page 17</u>

6.   We note that you plan to return monies to investors if a threshold minimum amount for investment has not been met and that you have not appointed an independent escrow agent to maintain investor funds prior to achieving the minimum offering. Please supplementally tell us how you intend to comply with Rules 10b-9 of the Exchange Act. Specifically, tell us what procedures are in place to ensure that funds will be promptly returned to investors.

7.   We note that you intend to place the funds in an interest bearing account during the offering period. Please clarify what happens to the interest if the minimum offering threshold is met. For instance, will the interest be added to investors' deposits and applied to the purchase of additional shares, returned to the subscribers in cash, or retained by you as proceeds of the offering?

8.   Please disclose the circumstances under which you would expect to extend the offering period for an additional 90 days and how you will inform purchasers who already have submitted funds of an extension.

9.   Please describe the process for the gathering of the subscriptions, how the determination will be made as to whether the minimum has or has not been achieved, and who has these responsibilities.

Results of Operations, page 20

10.   Please expand your discussion of results of operations to discuss your results for the year ended February 28, 2011 compared to the year ended February 28, 2010. Refer to Item 303(A)(3) of Regulation S-K.

Liquidity and Capital Resources, page 21

11.   Please provide a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350.

Description of Property, page 27

12.   Please identify your principal place of business and provide information that will inform investors as to the suitability and adequacy of the facilities. Refer to Item 102 of Regulation S-K.

Directors, Executive Officers and Control Persons, page 27

13.   For each of your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director of your company. Refer to Item 401(e)(1) of Regulation S-K.

Report of Independent Registered Public Accounting Firm, page F-2

14.   Please have your independent registered accountant explain to us why he addressed your company in the heading to Carson City, Nevada. In this regard, we note on the cover of your registration statement, that your principal executive offices are located in Durham, North Carolina.

Consolidated Statements of Operations, page F-4

15.   Please explain to us why you do not show cost of revenues in your consolidated statements of operations.

16.   Please tell us why you do not show any amount for Provision for Income Taxes. In this regard, we note that you have income from operations in each period presented.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue recognition, page F-8

17.   We note that your revenue recognition policy is general in nature and does not address your various revenue streams. Specifically, we note your discussion of your current services beginning on page 24. We further note on page 5, that your services can be purchased independently or as bundled offerings. Please expand your policy to discuss your method of revenue recognition for each significant revenue stream. Further, your policy should disclose your method of revenue recognition under your bundled offerings.

Foreign currency transactions, page F-9

18.   We note your discussion of foreign currency transactions. Please provide footnote disclosure regarding your geographic areas. Refer to FASB ASC 280-10-50-41.

Recent Sales of Unregistered Securities, page II-1

19.   You indicate that the sale of securities to your four directors completed on February 5, 2011 was exempt from registration pursuant to Regulation S. However, the consulting agreements that you filed as Exhibits 10.1 and 10.2, which are dated as of September 30, 2010, and the debt settlement agreements filed as Exhibits 10.3 and 10.4, which are dated as of February 16, 2011, indicate that both Messrs. Gabidulin and Erofeev reside in Durham, North Carolina. Please provide your analysis as to how the issuances to Messrs. Gabidulin and Erofeev meet the requirements of Regulation S. Also, please disclose if any of your executive officers or directors is a resident of the United States. If none are, please add a risk factor addressing the risks to investors arising from the fact that the company's management does not reside in the United States, such as the difficulties investors might face in enforcing liabilities against management.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Oleg Gabidulin
Liberty Vision, Inc.
May 9, 2011
Page 5

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3456. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Karen Batcher, Esq.
        Synergen Law Group